

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 29, 2007

By facsimile to (605) 648-3943 and U.S. Mail

Mr. Steve Domm
Chief Executive Officer
Millennium Ethanol, LLC
300 North Broadway Avenue
Marion, SD 57403

Re: Millennium Ethanol, LLC
        Registration Statement on Form 10
        Filed April 30, 2007
        File No. 0-52608

Dear Mr. Domm:

        We reviewed the filing and have the comments below.

        Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation. To understand better your disclosure, we may ask you in some comments to provide us supplemental information. We may raise additional comments after reviewing this information.

        Our review's purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Special Note Regarding Forward-Looking Statements, page ii

1.   Since Millennium Ethanol, LLC or Millennium Ethanol is a limited liability company
        and the registration statement relates to its operations, Millennium Ethanol is ineligible to

rely on the safe harbor for forward-looking statements. See section 21E(b)(2)(E) of the Exchange Act. Delete the phrase "within the meaning of Section 21E of the Securities Exchange Act of 1934." Alternatively, revise to make clear that Millennium Ethanol is ineligible to rely on the safe harbor for forward-looking statements because it is a limited liability company and the registration statement relates to its operations.

Financing Plan, page 4

2.   Please discuss each financing element that you list in your estimated sources of funds table. In this regard, please:

- Ensure that you discuss the material terms of each financing element, including the tax increment financing and tax exempt bonds.

- Clarify whether you have received the proceeds, and if not, please elaborate on the conditions that remain to obtaining the financing.

- Explain why you include the accrued interest on your subordinated debt as a source of funds.

- Reconcile the amount of tax increment financing you include in the estimated sources of funds table ($2,716,075) with the amount reflected in your financial statements ($1,939,063).

ICM, Inc., page 7

3.   The twenty-ninth risk factor states that Millennium Ethanol under an agreement with ICM, Inc. or ICM will license from ICM proprietary technology and information related to the operating systems and procedures for the plant. Summarize the agreement's material provisions, including duration or term, in the business section. Advise what consideration Millennium Ethanol has given to filing the agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

John Stewart & Associates, page 8 and Hedging, page 11

4.   Disclosures state that John Stewart & Associates or JS&A is an introducing broker clearing through Iowa Grain Company in Chicago, and Millennium Ethanol has hired JS&A to assist it with hedging transactions and risk management. Please clarify the meaning of the term "introducing broker," and indicate whether Millennium Ethanol has entered into an agreement with JS&A. If so, summarize the agreement's material provisions, including duration or term. Also advise what consideration Millennium

Ethanol has given to filing any such agreement as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Distillers Grains, page 10

5.   Disclosure states that Millennium Ethanol's market strategy includes shipping a substantial amount of its distillers grains as distillers dried grains or DDG by rail, and this would help Millennium Ethanol to minimize freight costs. Explain briefly why shipping distillers grains as DDG by rail would help minimize freight costs. We note the disclosure on page 25 that transportation costs are much higher for distillers wet grains or distillers modified wet grains than those for DDG or distillers dried grains with solubles due to their increased weight.

6.   Please clarify the extent to which you intend to market your distillers grains through ADM or directly. You discuss your marketing strategy as it relates to shipment of grains to distant markets by rail and selling to local purchasers as well, but also state that you have hired ADM to market the grains.

Competition, page 12

7.   You suggest that you believe you have a competitive advantage over smaller ethanol companies that produce less than the 100 million gallons of ethanol annually that you intend to produce. Where you discuss the regional and local producers with whom you will be in direct competition, please discuss the capacity of these producers, as compared to your own.

Risk Factors, page 27

8.   Several of your risk factors contain language that suggests that you are making an offering of securities. Please review and revise the risk factors as necessary to remove this implication.

9.   Include in each risk factor's discussion information necessary to assess the risk, including its magnitude. For example:

   •   The eleventh risk factor states that Fagen, Inc. or Fagen has agreed to construct the plant for a fixed price adjusted for increases in the construction cost index. Quantify here and on page 7 the fixed price at which Fagen has agreed to construct the plant.

- The eighteenth risk factor states that Millennium Ethanol's two managers appointed by FREMAR Farmers Cooperative, Inc. or FREMAR and its other initial managers will have to divide their time between Millennium Ethanol and FREMAR. Specify the amount of time that each of the managers will allocate to Millennium Ethanol and its business.

Management's Discussion and Analysis of Financial Condition, page 40

10.   In addition to our comment above regarding the disclosure accompanying the estimated sources of funds table, please revise your discussion to elaborate on all of the material terms of each element of your financing necessary to complete construction of the plant and begin operations so that you may generate revenue, including, but not limited to, who is providing the financing, the repayment terms, interest, covenants, and security interests. Clarify whether the financings have already been obtained and what conditions remain to funding.

11.   Please discuss in reasonable detail the purpose and terms of the letter of credit agreement you refer to in Note E to your financial statements. File the letter of credit and any separate security agreement as exhibits to the registration statement, or tell us supplementally why these agreements are not material.

Contractual Obligations and Commercial Commitments, page 43

12.   For any credit facility or other financial instrument that requires Millennium Ethanol to satisfy specified financial ratios and tests, state what the limits of all material financial ratios and tests are. Further, state whether Millennium Ethanol is in compliance with the ratios and tests as of the most recent date practicable. We note the disclosure in the financial statements' note D.

Rail transportation infrastructure at the site, page 45

13.   Please clarify the meaning of the disclosure in the second paragraph so that investors who are not familiar with transporting ethanol by rail will understand the significance of the incentives and shipment terms you describe. To the extent that you include forward-looking statements regarding the evolution of the ethanol industry, please explain the basis for the statements.

Security Ownership of Certain Beneficial Owners and Management, page 46

14.   For a beneficial owner such as FREMAR that is a legal entity, disclose the natural person or persons who exercise voting and investment control of the securities owned by the beneficial owner.

15.   Expand the disclosure in the triple asterisk below the table to include the number of class C units into which the subordinated convertible mezzanine debt may be converted, the price per unit at which the debt may be converted, and the conversion's expiration date. We note the disclosure in the financial statements' note D.

16.   Include the address of each beneficial owner. See Item 403(a) of Regulation S-K.

Directors and Executive Officers, page 47

17.   In the biographical paragraphs of Messrs. Dale Neuharth, Wendell Weeldreyer, and Jeff Scott, describe briefly their business experience during the past five years. See Item 401(e)(1) of Regulation S-K.

Conflicts of Interest, page 53

18.   Please elaborate on the specific approval mechanisms set forth in your operating agreement for transactions with its managers and company manager and their affiliates.

Director Independence, page 54

19.   Since Millennium Ethanol is not a listed issuer whose securities are listed on a national securities exchange or in an inter-dealer quotation system, Millennium Ethanol must use a definition of independence of a national securities exchange or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent, and state which definition is used. Further, whatever definition Millennium Ethanol chooses, it must use the same definition for all directors and nominees for director. See Item 407(a)(ii) of Regulation S-K, and revise. For guidance on the new corporate governance disclosure requirements, you may wish to refer to section V.D. of Release No. 34-54302A and our telephone interpretations that are available on the Commission's website at http.//www.sec.gov.

Units, page 58

20.   Expand the disclosure to indicate that:

- Class A members must hold at least 2,000 class A units.

- Class B members must hold at least 2,000 class C units.

We note the disclosure in section 14 of the certificate of designation for class C units filed as exhibit 3(iii) to the registration statement.

Restrictions on Transfer, page 58

21.   Expand the disclosure to indicate that Class B units may not be transferred for three years after issuance, and after three years the class B units may be converted by a class B holder to class A units.

Class A Units, page 59 and Class B Units, page 60

22.   Expand the disclosure to indicate that:

- Members holding class A and B units have equal membership voting rights.

- Class B members appoint one manager for each 500,000 class B units held, class A members appoint four managers, and the subordinated lender appoints one manager.

We note the disclosure in the financial statements' note B.

Voting Rights, page 60

23.   Disclose that the affirmative vote of the majority of the voting power of each class is required for a matter requiring approval by class A and class B members. We note the disclosure in section 4.4(c) of the operating agreement filed as exhibit 3(ii) to the registration statement.

24.   Disclose that special meetings of the members may be called at any time by the chair or the board or by the secretary upon the request of 33% of all members, that is, total members without respect to class, regardless of the number of units held by the requesting members. We note the disclosure in section 4.5(d) of the operating agreement filed as exhibit 3(ii) to the registration statement.

25.   Disclose that at any annual or special meeting of the members a quorum necessary for the transaction of business is present if:

- When the board has authorized the use of mail ballot or proxies, members with 20% or more of the voting power are present.

- In any other case, members with 10% or more of the voting power are present.

Disclose also that if a vote of more than one class if required, the quorum requirement will be applied to the members of each class. We note the disclosure in section 4.5(f) of the operating agreement filed as exhibit 3(ii) to the registration statement.

Financial Statements

26.   Please update your filing as required by Rule 3-12 of Regulation S-X to include interim financial statements as of and for the three months ended March 31, 2007.

Independent Auditor's Report, page 1

27.   Please have your independent registered public accounting firm revise its audit report to reference the standards of the Public Company Accounting Oversight Board and ensure that its report is in compliance with PCAOB Auditing Standard No. 1. Also, the name of the firm should be disclosed on the report.

Balance Sheets, page 2

28.   Please revise your members' equity section to include a line item "deficit accumulated during development stage." In addition, add a column in your statements of members' equity with a similar heading. Refer to paragraph 11(a) of SFAS 7. Alternatively, please clarify for us why the account is not presented.

Statements of Operations, page 3

29.   We note your primary business will be the production of ethanol. Please revise your statements of operations to reflect interest income as non-operating income. Refer to Article 5-03(7) of Regulation S-X. Ensure other related disclosures are updated in your filing such as your selected financial data on page 40 and your discussion of results of historical operations on page 41.

Water Treatment Plant Costs, page 7

30.   Please explain to us your accounting basis for recognizing these water treatment plant
        costs as an asset in your balance sheets. We note your disclosure that the rural water user
        district will own these facilities and we assume that the costs are not refundable. In
        addition, please clarify for us whether EITF 01-8 applies to this issue.

Note D: Long Term Debt, page 10

31.   We note your disclosure that your loans contain restrictive covenants on various financial
        ratios, expenditures, and dividends. Please disclose here or in MD&A the specific
        financial ratios and restrictions on expenditures and dividends.

Amended Financial Statements

32.   If you determine that you need to restate your financial statements, we remind you that
        you should appropriately address the following:

        •   An explanatory paragraph in the audit opinion.

        •   Full compliance with SFAS 154, paragraphs 25 and 26.

        •   Fully update all affected portions of the document, including MD&A and selected
            financial data.

Exhibit Index

33.   Include an exhibit index immediately before the exhibits filed with the registration
        statement as required by Rule 102(d) of Regulation S-T.

Exhibits

34.   The financial statements' note E refers to these agreements:

        •   Financial and strategic advisory services.

        •   Consulting on commodities.

        •   Trading service.

- Energy management.

- Auger cast piling construction.

- Truck scale construction.

Advise what consideration Millennium Ethanol has given to filing the agreements as exhibits to the registration statement. <u>See</u> Item 601(b)(10) of Regulation S-K.

35.   We note that you have received proceeds under the note purchase and purchase rights agreement in December 2006. Please file any note and security agreement that you have entered into in connection with this advance.

36.   We note that in December 2006 you entered in to a letter of credit agreement. Please file the agreement as an exhibit, or tell us supplementally why it is not material.

<u>Closing</u>

Please respond to the comments by filing an amendment to the registration statement and providing the supplemental information requested. Provide us a supplemental response that addresses each of the comments and notes the location of any corresponding revisions made in the filing. Note also the location of any material changes made for reasons other than responding to the comments. File the supplemental response on EDGAR as a correspondence file. We may raise additional comments after reviewing the responses and amendment.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of the response letter, any supplemental information, and the amended filing marked to indicate any changes.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing reviewed by us to ensure that they have provided all information investors require. Since Millennium Ethanol and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

When responding to the comments, provide a written statement from Millennium Ethanol in which it acknowledges that:

- Millennium Ethanol is responsible for the adequacy and accuracy of the disclosure in its filings.

- Our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action on the filings.

- Millennium Ethanol may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Millennium Ethanol provides us in our review of the registration statement or in response to our comments on the registration statement.

You may direct questions on accounting comments to Ryan E. Rohn, Staff Accountant, at (202) 551-3739 or Terence S. O'Brien, Accounting Branch Chief, at (202) 551-3355. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,

Pamela A. Long
Assistant Director